December 24, 2013

Securities and Exchange Commission
Washington, D.C.   20549

Re:      UMED Holdings, Inc.
                          Amended Form 10
                          Filed November 12, 2013
                          File No.  0-55030

This letter responds to each of the comments made in your comments letter dated November 29, 2013.  The responses set forth and captioned below correspond to the respective captions of the comments in your letter.  With this by way of introduction, the following are our responses to your comments:

Amendment No. 1 to  Form 10 Filed November 12, 2013 General

1.
We noted that your response to our prior comments 1 and 4 from our letter to you dated September 25, 2013, and we reissue those comments in part.  As previously noted, your filing contains inconsistent, unsubstantiated, or incomplete disclosures.   Please review and revise your document accordingly, and make the following revisions in particular:

●	You refer to the par value of your Common Stock as $0.001 on the cover page but $0.0001 elsewhere in the filing, such as at page 26 (three references) and pages F-1 and F-18, and page F-20).

We revised the cover page to $0.0001 which is the correct number.

●
Although you removed the parallel disclosure that initially appeared at page 12, you continue to suggest at page 4 that the tool will “[ensure] increased efficiency by significantly decreasing rig down-time due to mechanical breakdowns.”

We revised page 4, to be consistent and parallel with the disclosure now on page 11.

●
The disclosure you provided under “Market Price of and Dividends on the Registrant’s Common Equity” does not include the interim period information that Item 9 of Form 10 and Item 201(a) of Regulation S-K require.

We revised to add this information for the six months ended June 30, 2013.

Risk Factors,  page 6
We are subject to the requirements of section 404, page 9

2.
We noted that your response to our prior comment 7.  Please revise the new risk factor disclosure, insofar as it currently refers to “the period covered by this report,” which appears applicable in the context of a periodic report rather than in connection with a registration statement.

We revised the risk factor to be more in connection with the registration statement in general.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10
Results of Operations, page 11

3.	Please revise in include comparisons of your consolidated results in addition to segment results. Refer to Item 303(a) of Regulation S-K.

The first paragraphs under the annual and 6 months sections are consolidated numbers and we inserted the word “consolidation” in these paragraphs and elsewhere in the results of operations section where the numbers are consolidated numbers.

In the segment of operations comparisons for the annual and 6 months numbers, we added the words “Mamaki Tea” to distinguish as being related to the segment numbers.

Financial Statement
General

4.	Please be mindful of your periodic reporting requirements under the Securities and Exchange act of 1934. It appears that your Form 10-Q for the quarter ended September 30, 2013 is delinquent.

We filed the Form 10-Q for the quarter ended September 30, 2013 on December 23, 2013.

Annual Financial Statements
Consolidated Statements of Operations, page 19

5.
We have reviewed your response to comment 14 in our letter dated September 25, 2013.  As cost of sales excludes depreciation and amortization, presentations of the measure “Gross Profit” is not deemed to be appropriate.   As such, please remove this subtotal from your statements of operations, or revise gross profit to include depreciation and amortization.  Additionally, related disclosure throughout your filing should be revised accordingly, for example, in your interim financial statements, segment footnotes, and in MD&A.  Refer to SAB Topic 11B.

We revised to move the depreciation expense into cost of sales number.

Note 14 – Segment Information, page F-34

6.	Please revise your disclosure here and in your interim financial statement to comply with the requirements of FASB ASC 280-10-50-30.

We revised to provide a reconciliation between the Mamaki Tea segment numbers and the Company totals.

The Company acknowledges that that:
●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Kevin Bentley________________
Kevin Bentley, CEO

 /s/ Randy Moseley____________
Randy Moseley, CFO